भारतीय स्टेट बैंक

भारतीय स्टेट बैंक

State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No. : CO / S & B / CO/S&B/PCR/2005/ 3867

दिनांक / Date : 26-12--2005

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

FILE NO. 82.4524

SUPPL

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 36

We enclose for your information a copy of our letter No.CO/S&B/PCR/2005/3859 dated 26-12-05 addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

05013655

SEC MAIL PROCESSING
RECEIVED
DEC 3 0 2005
WASH. DC 156 SECTION

Encl. : a/a.

T2=c/pcr/clause_36.doc/2

PROCESSED
JAN 0 5 2006
THOMSON FINANCIAL

मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No. : CO / S & B /
CO/S&B/PCR/2005/3859

दिनांक / Date :
26-12-2005

Dear Sir,

FILE NO. 82.4524

LISTING AGREEMENT:CLAUSE 36
MEDIUM TERM NOTE (MTN) PROGRAMME

In terms of Clause 36 of the Listing Agreement, we have to advise that our Bank has concluded the issue of USD 100 Mio. Floating Rate Bonds, for a tenor of 5 years at a coupon of Libor + 60 bps under the MTN Programme. The bonds will be issued as of 23rd December 2005.

Yours faithfully,

General Manager
(Shares & Bonds)

SEC MAIL PROCESSING
RECEIVED
DEC 3 0 2005
WASH, D.C.
156
SECTION

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.